[Four Oaks Fincorp, Inc. Letterhead]

January 7, 2011

Via EDGAR

Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Four Oaks Fincorp, Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 0-22787

Dear Mr. Vaughn:

Pursuant to the request by our outside legal counsel at Smith Anderson to Paul Cline of your office, this letter is to confirm to you that Four Oaks Fincorp, Inc. (the “Company”) is in receipt of your comment letter dated January 6, 2011, with respect to the above-referenced filings made by the Company with the Securities and Exchange Commission, and to further inform you that the Company intends to respond in writing to each of the comments contained therein on or before February 4, 2011.  The Company needs the additional time to respond due to current year-end closing responsibilities of key personnel involved in preparing the Company’s response.

If you have any questions, please do not hesitate to contact me by phone at (919) 963-2177.

Sincerely,

/s/ Nancy S. Wise
Nancy S. Wise
Executive Vice President and
Chief Financial Officer